                                                          OMB APPROVAL
                                                     ===========================
                                                     OMB NUMBER:  3235-0145
                                                     EXPIRES:  OCTOBER 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER FORM........14.90
                                                     ===========================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                            MAI SYSTEMS CORPORATION
                            -----------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  552620 20 5
                                 --------------
                                 (CUSIP NUMBER)

        MARC N. BELL, C/O BROOKE GROUP LTD., 100 S.E. SECOND STREET,
        ------------------------------------------------------------
                       MIAMI, FL 33131 (305) 579-8000
                       ------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              JANUARY 16, 1996
                              ----------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
CUSIP NO. 552620 20 5                                          PAGE 2 OF 8 PAGES


    1     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                                                             BENNETT S. LEBOW
---------------------------------------------------------------------------------------------------------------

    2     Check the Appropriate Box if a Member of a Group*                                            (a) [ ]
                                                                                                       (b) [ ]
---------------------------------------------------------------------------------------------------------------

    3     SEC Use Only
---------------------------------------------------------------------------------------------------------------

    4     Source of Funds*
---------------------------------------------------------------------------------------------------------------

    5     Check Box if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)                                                       [ ]
---------------------------------------------------------------------------------------------------------------

    6     Citizenship or Place of Organization               UNITED STATES
===============================================================================================================
      Number of          7     Sole Voting Power                  1,949,033
----------------------------------------------------------------------------
       Shares            8     Shared Voting Power                ---
----------------------------------------------------------------------------
    Beneficially
    Owned by Each        9     Sole Dispositive Power             1,949,033
----------------------------------------------------------------------------
     Reporting
    Person With         10     Shared Dispositive Power           ---
============================================================================
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                  1,949,033
----------------------------------------------------------------------------------------------------------

   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                     [ ]
----------------------------------------------------------------------------------------------------------

   13     Percent of Class Represented by Amount in Row (11)                      29.2%
----------------------------------------------------------------------------------------------------------

   14     Type of Reporting Person*                                               IN
==========================================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
CUSIP NO. 552620 20 5                                          PAGE 3 OF 8 PAGES


PRELIMINARY STATEMENT:

         This Amendment No. 5 (the "Amendment") supplements the Schedules 13D filed severally by, among others, the Reporting Person (as defined below) with the Securities and Exchange Commission on April 25, 1994, as previously amended by Consolidated Amendments Nos. 1-2 and Amendments Nos. 3-4 thereto (as amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share
(the "Common Stock"), of MAI Systems Corporation, a Delaware corporation ("MAI"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

         This Amendment relates to the Common Stock of MAI, which has its principal executives offices at 9600 Jeronimo Road, Irvine, California 92718.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)        Bennett S. LeBow (the "Reporting Person").
         (b) c/o Brooke Group Ltd., 100 S.E. Second Street, 32nd Floor, Miami, Florida 33131.
         (c) Chairman of the Board, President and Chief Executive Officer of Brooke Group Ltd., which is located at the address set forth in subparagraph (b) of this Item 2.
         (d), (e) During the last five years, the Reporting Person has neither: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);
                    or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
         (f)        United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Inapplicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person may periodically dispose of the shares of Common Stock in public and/or private transactions. The Reporting Person has no present plans or proposals that relate to or would result in any of the following (although the right to develop such plans or proposals is reserved):
(i) the acquisition of securities of MAI; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MAI or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of MAI or any of its subsidiaries; (iv) any change in the present Board of Directors or management of MAI, including any plans or porposals to change the number or term of directors or to fill any existing vacancies on MAI's present Board of Directors; (v) any material change in the present capitalizaion or dividend policy of MAI; (vi) any other material change in MAI's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of MAI by any person; (vii) causing a class of securities of MAI to be delisted from a registered national securities association; (viii) a class of equity securities of MAI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any actions similar to those enumerated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of January 16, 1996, the Reporting Person was the beneficial owner of 1,949,033 shares of Common Stock (the "Shares"), which constituted approximately 29.2% of the 6,686,179 shares of Common Stock outstanding as of October 31, 1995 (as reported in MAI's quarterly report on Form 10-Q for the quarterly period ended September 30, 1995).

         (b) The Reporting Person directly exercises voting power and dispositive power over 1,324,001 of the Shares, and indirectly exercises voting power and dispositive power over the remainder of the Shares through LeBow Family Partnership 1993, Ltd., a Florida limited partnership.

                                 SCHEDULE 13D
CUSIP NO. 552620 20 5                                          PAGE 4 OF 8 PAGES



         (c) The Reporting Person effected the following transactions in the Common Stock during the past sixty days:

                    Trade Date     Nature of Transaction         Quantity             Price Per Share (S)
                    ----------     ---------------------         --------             -------------------
                    01/11/96       AMEX - Disposition            5,000                     6.87
                    01/11/96       AMEX - Disposition            5,000                     6.75
                    01/12/96       AMEX - Disposition            5,000                     6.75
                    01/15/96       AMEX - Disposition            5,000                     6.75
                    01/15/96       AMEX - Disposition            5,000                     6.75
                    01/15/96       AMEX - Disposition            5,000                     6.75
                    01/16/96       AMEX - Disposition            5,000                     6.75
                    01/16/96       AMEX - Disposition           10,000                     6.75

         (d)      See Item 6 herein.

         (e)      Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As of January 16, 1996, the Reporting Person has pledged approximately 1,324,001 of the Shares to U.S. Clearing Corp. as security for a margin loan in the amount of approximately $10.7 million.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 8: Margin Agreement by and between the Reporting Person and U.S. Clearing Corp.


SIGNATURE

         After reasonably inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 16, 1996.
                                BENNETT S. LEBOW


                                By: /s/ Bennett S. LeBow
                                    ---------------------------------
                                    Bennett S. LeBow

                                 SCHEDULE 13D
CUSIP NO. 552620 20 5                                          PAGE 5 OF 8 PAGES



                                 EXHIBIT INDEX


                                                                                         Sequentially Numbered Page
Exhibit No.               Title:                                                         on Which Exhibit Begins
-----------               ------                                                         -------------------------

Exhibit 8:                Margin Agreement by and between the                                         6
                          Reporting Person and U.S. Clearing Corp.

                                 SCHEDULE 13D
CUSIP NO. 552620 20 5                                         PAGE 6 OF 8 PAGES





                                   EXHIBIT 8:

                                 SCHEDULE 13D
CUSIP NO. 552620 20 5                                         PAGE 7 OF 8 PAGES
                              U.S. CLEARING CORP.
                         Member New York Stock Exchange
                    120 Broadway  New York, N.Y. 10271-0046
                                MARGIN AGREEMENT

TO:        U.S. CLEARING CORP. AND                    A/C No. 305-2024
                                                              -----------------
TO:        THE INTRODUCING BROKER (MY BROKER)

1. I agree as follows with respect to the margin account I have opened with you for the purchase and sale of securities and/or the borrowing of funds.
2. I am of legal age and no one except the undersigned has any interest in this account.
3. All transactions for my account shall be subject to the constitution, rules, regulations, customs and usages of the exchange or market (and its clearing house, if any) where executed.
4. Any and all securities or commodities or contracts relating thereto and all other property of whatsoever kind belonging to me or in which I may have an interest held by you or carried for my account shall be subject to a general lien for the discharge of my obligations to you, however arising and without regard to whether or not you have made advances with respect to such property, and without notice to me may be carried in your general loans and may be pledged, re-pledged, hypothecated or re-hypothecated, separately or in common with other securities and commodities of any other property, for the sum due to you thereon or for a greater sum and without retaining in your possession and control for delivery a like amount of similar securities, commodities or other property.
5. I will maintain such margins as you may in your discretion require from time to time and will pay on demand any debit balance owing with respect to any of my accounts and I will, at your request from time to time, deposit such additional collateral as may be required by the rules of any exchange or regulatory agency or as may be considered necessary or appropriate, in your discretion, to secure my obligations to you. You may, whenever in your discretion you consider it necessary for your protection, sell any or all securities or commodities or contracts relating thereto held in any of my accounts, including safekeeping accounts, and you may borrow or buy in any securities or commodities required to make delivery against any sale effected for me. Such sale or purchase may be public or private and may be made without advertising or notice to me and in such manner as you may in your discretion determine and at any such sale you may purchase the property free from any right of redemption and I shall be liable for any deficiency.
6. I agree to pay interest and service charges upon my account monthly at the prevailing rate as determined by you. The interest charged on the average debit balances appears on the monthly statement and indicates rate and period covered. The rate may change from time to time without notice due to fluctuations in money market rates or from other causes. It is computed by the ordinary interest method, which assumes a year to have 360 days. The actual number of days within the period is used as the numerator.
7. I agree that, in giving orders to sell, all "short" sale orders will be designated as "short," and all "long" sale orders will be designated as "long," and that the designation of a sell order as "long" is a representation on my part that I own the security, and if the security is not in your possession, that it is then impracticable to deliver the security to you forthwith and that I will deliver it as soon as possible.
8. Reports of the execution of orders and statements of my account shall be conclusive if not objected within five days and ten days, respectively, after transmittal to me by mail or otherwise.
9. At any time and from time to time you may, in your discretion, without notice to me, apply and/or transfer any securities, commodities, contracts relating thereto, or any other property or equity therein, interchangeably between any of my accounts, whether individual or joint from any of my accounts to any account guaranteed by me.
10. This agreement shall inure to the benefit of your successors and assigns, shall be binding on the undersigned, his heirs, executors, administrators and assigns, and shall be governed by the laws of the State of New York.
11.      AGREEMENT TO ARBITRATE ALL CONTROVERSIES
         I represent that I understand the terms of the arbitration clause, as follows:
         (a)  Arbitration is final and binding on the parties.
         (b) The parties are waiving their right to seek remedies in court, including the right to jury trial.
         (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.
         (d) The arbitrators' aware is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
         (e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The undersigned agrees, and by carrying an account of the undersigned you agree, that all controversies which may arise between us, including but not limited to those involving any transaction or the construction, performance, or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this agreement shall be conducted before the New York stock Exchange, Inc. ("NYSE") or the National Association of Securities Dealers, Inc. ("NASD"), and in accordance with its rules then in force. I may elect in the first instance whether arbitration shall be conducted before the NYSE or the

                                 SCHEDULE 13D
CUSIP NO. 552620 20 5                                         PAGE 8 OF 8 PAGES


NASD, but if I fail to make such election by registered letter or telegram addressed to you at your main office, before the expiration of five days after receipt of a written request from you to make such election, then you may make such election. Judgment upon the award of arbitrators may be entered in any court, state or federal, having jurisdiction.
                              LENDING AGREEMENT
12. You and any firm succeeding to your firm are hereby authorized from time to lend separately or together with the property of others either to yourselves or to others any property which you may be carrying for me on margin. This authorization shall apply to all accounts carried by you for me and shall remain in full force until written notice or revocation is received by you at your principal office in New York.
BY SIGNING THIS AGREEMENT, I ACKNOWLEDGE THE FOLLOWING: (1) THAT, IN ACCORDANCE WITH PARAGRAPH #11 I AM AGREEING IN ADVANCE TO ARBITRATE ANY CONTROVERSIES WHICH MAY ARISE WITH YOU, AND (2) RECEIPT OF A COPY OF THIS AGREEMENT.

/s/ Bennett S. LeBow
--------------------------------         --------------------------------------
   (applicant's signature)                (signature of co-applicant)

Date  08/10/93
    ----------------------------